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DSM

AVEBE

65E

Heerlen (NL) / Veendam (NL), 19 September 2007

DSM and AVEBE announce partnership for development of creaminess-enhancing products

Royal DSM N.V. and AVEBE U.A. today announce that the business group DSM Food Specialties and AVEBE Food have entered into a strategic partnership. The combination of DSM's enzyme expertise and AVEBE's starch knowledge will lead to new opportunities for the development of innovative creaminess-enhancing products for the food industry.

The partnership has already led to the development of Etenia™, a natural, clean label ingredient derived from potato starch designed for a variety of applications. *"Etenia has already demonstrated its unique creaminess and melt-in-mouth qualities in yogurts and dairy drinks and seems to be ideally suited as a fat replacer,"* comments Paul Sheldrake, Marketing Manager at AVEBE.

As a result of the partnership agreement, AVEBE will be responsible for the marketing and sales of Etenia™ in dairy applications and will introduce the product to the European market. Another application area currently under development for Etenia™ is cakes. Etenia™ forms an integral part of DSM's revolutionary 'toolkit' for the cake industry, which is scheduled for launch in October 2007.

"We are delighted to announce this partnership to the food industry," comments Alexander Wessels, business group director of DSM Food Specialties. *"By combining the strengths of both companies, we can better serve our customers. We are confident that this relationship will provide the ideal platform for successful new product development. It's yet another example of market-driven growth and open innovation – one of the key pillars in DSM's strategy* Vision 2010 – Building on Strengths."

AVEBE
AVEBE is a global starch company. We create and market starch based solutions for food, feed, paper, building, textiles and adhesives industries. We have operations in several countries and employ around 1500 people worldwide. AVEBE sets out to help its clients to develop innovative starch-based products. That strategy is based on cost price leadership, innovation and partnership. More information about AVEBE can be found at www.avebe.com

DSM Food Specialties
DSM Food Specialties is a leading producer of value-added ingredient solutions for the international food and beverage industries. With 1,400 employees active in 25 locations worldwide, DSM Food Specialties is a truly global player. More information about DSM Food Specialties can be found at www.dsmfoodspecialties.com.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Food Specialties
Saskia Nuijten
tel: +31 15 279 2685
fax: +31 15 279 3540
e-mail info.bakingenzymes@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

AVEBE
Johan Russchen
tel: +31 598 664208
fax: +31 598 664273
e-mail: Info@avebe.com

AVEBE Food
Paul Sheldrake
tel. +44 (0) 7967 708 920
e-mail: paul.sheldrake@avebe.com

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